Exhibit 99.1

Cheer Holding Announces Results of Extraordinary General Meeting

BEIJING, March 16, 2026 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced the results of its Extraordinary General Meeting, which was held on March 16, 2026 (local time), in Beijing, China.

At the Extraordinary General Meeting, the Company’s shareholders approved a proposal, as a special resolution, subject to certain conditions being met, that the authorised share capital of the Company be reduced and amended:

From: US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each,

To: US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each,

By:

i.	the cancellation of one authorised but unissued Class A ordinary share of a par value of US$0.05; and

ii.	the consolidation of the remaining 9,999,999 Class A ordinary shares of a par value of US$0.05 in the authorised share capital of the Company (including issued and unissued share capital) such that each 3 Class A ordinary shares of a par value of US$0.05 are consolidated into 1 Class A ordinary share of a par value of US$0.15,

(the “Share Consolidation and Reduction”) provided, however, the implementation and timing of such Share Consolidation and Reduction to be determined in the discretion of the Directors.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as CHEERS Telepathy, CHEERS Video, CHEERS e-Mall, CHEERS Open Data, CheerReal, CheerCar, CheerChat, Polaris Intelligent Cloud, AI-animated short drama series, short video matrix, variety show series, Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements include, but are not limited to, that the Share Consolidation and Reduction will enable the Company to maintain the minimum bid price requirement under the Nasdaq continued listing standards, or that the Company will be able to continue to have its Class A ordinary shares listed on The Nasdaq Capital Market. The Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)